SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (together with the exhibits thereto and as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the outstanding shares of Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO initially filed by Purchaser with the SEC on September 21, 2009 (together with the exhibits thereto and as amended and supplemented from time to time prior to the date hereof, the “Schedule TO”).   The value of the consideration offered pursuant to the Schedule TO, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 4.           The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraph after the last paragraph under the heading “Background of the Offer”:

On October 16, 2009, Biogen Idec filed Amendment No. 3 to the Schedule TO, which amended and supplemented the Schedule TO to reflect the extension of the expiration of the Offer until 12:00 midnight, New York City time, on December 16, 2009 and that, as of 5:00 p.m. New York City time on October 15, 2009, approximately 28,336 Shares, or approximately 0.1 percent of the outstanding Shares, had been tendered and not withdrawn from the Offer.

Item 6.           Interest in Securities of the Subject Company

Item 6 of the Statement is hereby amended and supplemented by amending and restating in its entirety the table of transactions in the first paragraph as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Faheem Hasnain	8/31/2009	Employee stock purchase plan purchase	1,200	$5.525
Maninder Hora	8/31/2009	Employee stock purchase plan purchase	1,200	$5.525
Francis Sarena	8/31/2009	Employee stock purchase plan purchase	1,200	$5.525
Francis Sarena	9/14/2009	Surrender of shares to Company to satisfy tax withholding obligations in connection with vesting of restricted shares	1,182	$16.34
Faheem Hasnain	10/1/2009	Surrender of shares to Company to satisfy tax withholding obligations in connection with vesting of restricted shares	8,937	$17.37

Item 8.    Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph under the heading “Antitrust Laws” as follows:

Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.  The Company received notice that Biogen Idec filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 21, 2009.  The Company filed its Premerger Notification and

Report Form with respect to the Offer on October 1, 2009.  The waiting period under the HSR Act applicable to the purchase of Shares by Purchaser in connection with the Offer expired on October 6, 2009, without any action having been taken by the FTC or the Antitrust Division.

Item 9.           Materials to Be Filed as Exhibits

 Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(7)	Press Release issued by Facet Biotech, on October 19, 2009.
(a)(8)	Letter, dated October 19, 2009 to Facet Biotech’s employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	October 19, 2009